Britton & Koontz Capital Corporation

500 Main Street
P O Box 1407
Natchez, MS  39121

601-445-5576

601-445-2488  Fax

http://www.bkbank.com
corporate@bkbank.com

FOR IMMEDIATE RELEASE:              FOR MORE INFORMATION:
---------------------               ---------------------
October 23, 2000                    W. Page Ogden, President & CEO
for (NASDAQ/Symbol BKBK)            Bazile R. Lanneau, Jr., Vice President & CFO


    BRITTON & KOONTZ CAPITAL CORPORATION REPORTS THIRD QUARTER 2000 EARNINGS

         Natchez, Mississippi-- Britton & Koontz Capital Corporation reported net income for the three and nine months ended September 30, 2000, of $572 thousand and $1.8 million compared with $580 thousand and $1.7 million for the same period in 1999. Quarterly earnings per share remained level at $.33 per share while year to date earnings increased $.04 to $1.03 per share. Returns on average assets and average equity for the period ended September 30, 2000, decreased to 1.06% and 11.57%, respectively. During the quarter, the Company absorbed an after-tax loss of $49 thousand from Sumx Inc., a 36.62% owned subsidiary established to market Internet-based banking software to the banking industry. The Company also expensed $40 thousand associated with the proposed acquisition of Louisiana Bank and Trust, a $42 million bank in Baton Rouge, Louisiana.

         Net interest income increased $770 thousand or 12.5% during the nine months ended September 30, 2000, compared to the same period in 1999. This improvement resulted from a 22% increase in average earning assets brought on by growth in both loans and investment securities of 19% and 38%, respectively.

          Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates four full service offices in Natchez and one in Vicksburg, Mississippi. As of September 30, 2000, the Company reported assets and equity of $239.7 and $21.3 million, respectively. The Company's stock is traded on NASDAQ under the symbol BKBK and the transfer agent is American Stock Transfer & Trust Company. Total shares outstanding at September 30, 2000, amounted to 1,752,564.

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                                                                 Britton and Koontz Capital Corporation
                                                                          Financial Highlights
                                                        (Unaudited-Amounts in thousands, except per share data)



                                                 For the Three Months                       For the Nine Months
                                                  Ended September 30,                        Ended September 30,
                                         ------------------------------------        ----------------------------------

                                           2000                 1999                   2000                     1999
                                         ------------------------------------        ----------------------------------


Interest income                           $4,700              $3,607                  $13,221                  $10,371
Interest expense                          (2,375)             (1,474)                  (6,308)                  (4,227)
                                         ---------          -----------              -----------             -----------
Net interest income                        2,325               2,133                    6,913                    6,144
Provision for loan losses                    (90)                (95)                    (250)                    (185)
                                         ---------          -----------              -----------             -----------
Net interest income after
 provision for loan losses                 2,235               2,038                    6,663                    5,959
Non-interest income                          454                 513                    1,418                    1,368
Non-interest expense                      (1,818)             (1,654)                  (5,362)                  (4,658)
                                         ---------          -----------              -----------             -----------
Income before income taxes                   871                 897                    2,719                    2,669
Income taxes                                (290)               (317)                    (908)                    (927)
                                         ---------          -----------              -----------             -----------
Net income                                  $581                $580                   $1,811                   $1,742
                                         =========          ===========              ===========             ===========

Return on Average Assets                    0.97%               1.20%                    1.06%                    1.24%
Return on Average Equity                   11.00%              11.58%                   11.63%                   11.71%

Diluted:
Net income per share                       $0.33               $0.33                    $1.03                    $0.99
                                         =========          ===========              ============            ============
Weighted average shares outstanding      1,752,564          1,767,926                1,757,613                1,767,318
                                         =========          ===========              ============            ============











                                            September 30,              December 31,               Percent
                                                2000                      1999                    Change
                                           ---------------          ----------------            ------------


Total assets                                   $239,677                  $208,854                  14.76%
Cash and due from banks                           5,612                     5,587                   0.46%
Investment securities                            61,383                    52,766                  16.33%
Net loans                                       161,307                   139,141                  15.93%
Deposits-interest bearing                       155,636                   140,745                  10.58%
Deposits-non interest bearing                    25,892                    25,572                   1.25%
Short term borrowed funds                        33,118                    19,332                  71.31%
Stockholders' equity                             21,250                    20,152                   5.45%
Book value (per share)                           $12.13                    $11.40                   6.32%
Total shares outstanding                      1,752,564                 1,767,064                  -0.82%


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